UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

December 31, 2007

Larry E. Bergmann, Esq.
Willkie Farr & Gallagher LLP
1875 K Street, NW
Washington, DC 20006-1238

Susan Ameel, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Dear Mr. Bergmann and Ms. Ameel:

Based on the facts and representations set forth in your letter dated December 31, 2007,[1] we find that it is appropriate in the public interest and consistent with the protection of investors to grant, and hereby grant, to Bloomberg Tradebook LLC ("Tradebook") and Calyon Securities (USA) Inc. (or another registered broker-dealer that performs the roles currently performed by CSI, as described in your letter, if all the other facts therein remain the same)("CSI", and together with Tradebook, the "Brokers") an exemption pursuant to Rule 10b-10(f) under the Securities Exchange Act of 1934 ("Exchange Act") from the requirements in: (1) paragraph (a)(2)(i)(A) of Rule 10b-10 to disclose to customers of the Brokers the name of the person from whom a security was purchased, or to whom it was sold, or the fact that such information will be provided upon the customer's written request; and (2) paragraph (a)(2)(i)(D) of Rule 10b-10 to disclose the source and amount of other remuneration received or to be received by the Brokers in connection with the transaction, for transactions in U.S. equity securities effected on Tradebook's electronic trading system (the "Tradebook System") on behalf of customers by the Brokers.[2]

This exemptive position is subject to modification or revocation if at any time the Commission or the staff of the Division of Trading and Markets determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, this exemption from Rule 10b-10 is based solely upon the representations you have made and is

[1] We note your representation in footnote 4 of your letter that the current operation of the Tradebook System is consistent with the description in the letter from Roger D. Blanc, Esq. to Dr. Richard Lindsey, Director, Division of Market Regulation, Securities and Exchange Commission (Dec. 3, 1996), except as specifically set forth in your letter.

[2] You have not asked for, and we are not granting relief with respect to transactions in non-U.S. equity securities.

limited strictly to the facts and conditions described in your incoming letter. Any different facts or circumstances, including any change to the operation of the Tradebook System, other than another registered broker-dealer performing the role currently performed by CSI, as described above, may require a different response. Finally, we express no view with respect to other questions the proposed activities of the Tradebook System may raise, including the applicability of any other federal or state laws or the applicability of self-regulatory organization rules concerning customer account statements or confirmations.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,[3]

Brian A. Bussey
Assistant Chief Counsel

[3] 17 C.F.R § 200.30-3(a)(32).

TO:	Seretha Pearsall Branch of Public Reference Stop 0102, Room 2532 @ Station Place
	Brian Johnson Filer Support 2 Stop 1-4, Room 2531 @ Station Place
FROM:	Ignacio Sandoval Office of Chief Counsel Division of Trading and Markets
RE:	Recent Letters
DATE:	January 3, 2008

Enclosed is a recent no-action letter issued by this office. Please make these letters publicly available in accordance with the provisions of 17 C.F.R. § 200.81.

Please call me at 551-5662, if you have any questions. Thank you.

Enclosure

Bloomberg Tradebook LLC and Calyon Securities, Inc.– Continued Exemption from Exchange Act Rule 10b-10(a)

WILLKIE FARR & GALLAGHER LLP
NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSELS
787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

CADWALADER
Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

One World Financial Center, New York, NY 10281
Tel 212 504 6000 Fax 212 504 6666
www.cadwalader.com

December 31, 2007

Catherine A. McGuire, Esq.
Associate Director and Chief Counsel
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of Bloomberg Tradebook LLC and Calyon Securities (USA) Inc. for Continued Exemption from Exchange Act Rules 10b-10(a)(2)(i)(A) and 10b-10(a)(2)(i)(D) Disclosure Requirements

Dear Ms. McGuire:

On behalf of our respective clients, Bloomberg Tradebook LLC ("Tradebook") and Calyon Securities (USA) Inc. ("CSI"), Willkie Farr & Gallagher LLP and Cadwalader, Wickersham & Taft LLP respectfully request that the Securities and Exchange Commission (the "Commission") continue to exempt Tradebook, a registered broker-dealer and an affiliate of Bloomberg L.P., and CSI, a registered broker-dealer (together with Tradebook, the "Brokers"), from the requirements in paragraphs (a)(2)(i)(A) and (a)(2)(i)(D) of Rule 10b-10 under the Securities Exchange Act of 1934 (the "Exchange Act") insofar as such requirements (the "Other Side Requirements") oblige the Brokers, or either of them, to disclose to a customer ("Customer"), upon written request or otherwise, the identity of the counterparty and the source and amount of "other remuneration" received by the Brokers, or either of them, in connection with transactions in U.S. equity securities entered by the Customer on Tradebook's electronic trading system (the "Tradebook System"), as described below.

I. Background of Tradebook Rule 10b-10 Exemption

On December 18, 1997, the Division of Market Regulation[1] (the "Division") pursuant to delegated authority granted Tradebook and B-Trade Services LLC, a registered broker-dealer ("B-Trade"), an exemption pursuant to Exchange Act Rule 10b-10(e)[2] from the requirement in: (1) paragraph (a)(2)(i)(A) of Rule 10b-10 to disclose to Customers the name of the person from whom a security was purchased, or to whom it was sold, or the fact that such information will be provided upon the Customer's written request; and (2) paragraph (a)(2)(i)(D) of Rule 10b-10 to disclose the source and amount of other remuneration received or to be received by Tradebook or B-Trade, in connection with the transaction, for transactions effected on behalf of Customers by the Tradebook System (the "Exemption").[3]

II. Changes to Tradebook Operational Agreements

As relevant to this request, the Tradebook System offers to institutional clients and to registered broker-dealers the opportunity to transact electronically and anonymously in securities traded on the Tradebook System. At the time that the Exemption was granted and as more fully described in a 1996 letter to the Division,[4] Tradebook acted as introducing broker in arranging transactions in over-the-

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1 As of November 14, 2007, the Division of Market Regulation is known as the Division of Trading and Markets.

2 The Commission's exemptive power is set forth in paragraph (f) of Rule 10b-10. The Division of Trading and Markets has delegated authority to that power pursuant to 17 CFR 200.30-3(a)(32). Rule 10b-10(e) is now Rule 10b-10(f).

3 Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, Securities and Exchange Commission to Roger D. Blanc, Esq. (Dec. 18, 1997).

4 Letter from Roger D. Blanc, Esq. to Dr. Richard Lindsey, Director, Division of Market Regulation, Securities and Exchange Commission (Dec. 3, 1996). The current operation of the Tradebook System is consistent with the description in the 1996 letter, except as specifically set forth in this letter. U.S. equity securities and non-U.S. equity securities are eligible to be traded on or through the facilities of the Tradebook System. Eligibility to participate in the Tradebook System is open to registered broker-dealers, banks, institutional investors and certain companies that are engaged in investments as a regular part of their business and meet the criteria established by the Tradebook System. Tradebook will serve as introducing broker for Customer transactions effected on the Tradebook System in non-U.S. equity securities. Tradebook's affiliate, Bloomberg Tradebook (Bermuda) Ltd. will act as executing broker and will make available to CSI the clearance and settlement information for transactions in non-U.S. equity securities. At the present time, the Tradebook System only routes orders for non-U.S. equity securities out and does not match them. Tradebook is not requesting relief for trades in non-U.S. equity securities. Tradebook System's activities in non-U.S. equity securities will be conducted in compliance

counter and listed U.S. equity securities on the Tradebook System. Tradebook had entered into a fully disclosed clearing and execution agreement with a registered broker-dealer and a member of the NASD and of the New York Stock Exchange, Inc. ("Clearing Firm") and the Clearing Firm's affiliate B-Trade (the "Clearing Agreement"). Under the Clearing Agreement, B-Trade acts as executing broker. The Clearing Firm acts as clearing and settlement broker.

Tradebook has now entered into a fully disclosed clearing agreement with CSI (the "New Agreement"). Pursuant to the New Agreement, Tradebook will serve as introducing and executing broker and CSI will serve as clearing and settlement broker for Customer transactions effected on the Tradebook System in U.S. equity securities.

The responsibilities of each party to the New Agreement are substantially the same as under the Clearing Agreement except that Tradebook will act as executing broker. As introducing and executing broker, Tradebook will continue to act as an agent on each trade. Tradebook will also market and provide the Tradebook System to participants, maintain risk management functions for the Tradebook System, and develop trading algorithms for the Tradebook System. Tradebook will not act as principal on any trade.

III. Request for Continuation of the Exemption

The Tradebook System and the New Agreement do not involve any of the opportunities for conflict or customer abuse the Commission sought to control with the Other Side Requirements. Neither of the Brokers has any investment discretion in connection with transactions effected on the Tradebook System. Tradebook personnel may have limited trading discretion on the infrequent occasions that they are asked by a Customer to implement a trade in the Tradebook System.[5] All

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with Rule 15a-6 under the Exchange Act. Tradebook avoids proprietary trading except to (1) close out proprietary positions created by a system disruption and (2) correct error transactions. Tradebook will assume the responsibilities carried out by B-Trade as described in the 1996 letter under *Defaults*.

5 On limited occasions and as an accommodation to a Customer, Tradebook personnel may be asked by a Customer that is unable to take the time to enter or cancel its order on the Tradebook System to do so on behalf of the Customer. In such a case, Tradebook personnel follow the Customer's instructions and enter or cancel the order as the Customer would. Once the order is entered into the Tradebook System, it interacts in the same way as any other order entered by a Customer directly into the Tradebook System. Tradebook personnel do not have

trades are submitted to the Tradebook System using the Customer's unique user identifier, and all executions are reported directly to the Customer. Given the institutional character of the Customers and the Brokers' limited roles in effecting their trades, the transactions in the Tradebook System do not present the risks that the Other Side Requirements were meant to address.

It continues to be a fundamental premise of participation in an anonymous system like the Tradebook System that the participation will be anonymous, and it is that very anonymity that entices participants to display quotations and sizes and enter orders that they might not have entered if their trading interest and activity were publicly known. There is not any reason to expect, under the circumstances of trading on the Tradebook System, that a Customer should have reason to know the identity of the counterparty because it is or should be indifferent to that information, has not relied on the credit of the counterparty in agreeing to do the trade, and has willingly undertaken to trade in a system that it knows has established strict anonymity as a precondition to participation. Therefore, we submit that continuation of the exemption from Rule 10b-10(a)(2)(i)(A) is appropriate.

It also continues to be true that the amount of compensation paid by the counterparty could in some cases remove a significant part of the anonymity currently provided. For that reason, we request that the Commission continue to exempt the Brokers from paragraph (a)(2)(i)(D) as well as paragraph (a)(2)(i)(A).

In view of the foregoing, we respectfully request that the Commission continue to exempt the Brokers, or either of them, from the Other Side Requirements insofar as they oblige the Brokers, or either of them, to disclose to a Customer, upon written request or otherwise, the identity of a counterparty or the source and amount of "other remuneration" received by the Brokers, or either of them, in connection with transactions in U.S. equity securities entered by the Customer on the Tradebook System. Tradebook also respectfully requests that the Exemption continue to be available if another registered broker-dealer performs the roles currently performed by CSI, as described in this letter and if all other facts above remain the same.

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knowledge of or the ability to influence the selection of any counterparty to any transaction entered on the Tradebook System.

If you require any additional information about this request, please call Larry Bergmann (Willkie Farr & Gallagher LLP for Tradebook) at (202) 303-1103 or Susan Ameel (Cadwalader, Wickersham & Taft LLP for CSI) at (212) 504-5665.

Sincerely,

Larry E. Bergmann

Larry E. Bergmann (KJ)

Sincerely,

Susan A

Susan Ameel

cc: Brian Bussey, Esq.
Alicia Goldin, Esq.
Matthew Daigler, Esq.

END